
June 10, 2022

Billy Cho
Chief Financial Officer
Zai Lab, Ltd.
4560 Jinke Road
Bldg. 1, Fourth Floor
Pudong
Shanghai, China

> **Re: Zai Lab, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Filed March 1, 2021**
> **File No. 001-38205**

Dear Mr. Cho:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas Danielski